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                                                                       Exhibit 4
                                                                 [Celanese LOGO]





STRICTLY CONFIDENTIAL
Stephen A. Schwarzman
President and CEO
The Blackstone Group L.P.
345 Park Avenue

New York, NY 10154

Kronberg, 14 December 2003

Dear Stephen:

         We would like to thank you for your letter dated December 6, 2003 where you expressed your interest in the acquisition of Celanese AG (the "Company") by means of launching a public tender offer. We hereby confirm that the proposal (the "Proposal") contained in your December 13, 2003 letter, including the attached Exhibits amongst which is the term sheet for the Tender Offer, fully reflect our discussions concerning your contemplated tender offer to the Company's shareholders (the "Tender Offer").

         Furthermore, we confirm that the Company's management board will publicly support the Tender Offer if the tender offer document as published meets the terms and conditions expressed in the Proposal and will not withdraw such support unless an unsolicited superior competing tender offer by a third party for all of the shares of the Company has been launched and cleared by the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistumgsaufsicht) which we determine is more favorable to the Company than the Tender Offer. We will make our initial announcement of support via a press release to be published immediately following the press release to be issued by Blackstone announcing your intention to launch the Tender Offer.

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                                                                 [Celanese LOGO]

Date 14 December 2003
Page 2

         We will not solicit or encourage any proposal or offer relating to an acquisition of all or a substantial portion of the stock or assets of the Company by any party other than you or your affiliates. We will notify you promptly if we become aware of any such proposal or offer.

         We agree to make all SEC or other filings necessary to implement and faciliate the Tender Offer and agree to faciliate the Tender Offer and agree to facilite and cooperate with you regarding the preparation and submission of all offer documents, the completion of the financing for the proposed transaction and in securing all required governmental, regulatory or other approvals. We agree not to tender into the Tender Offer any shares of the Company held by the Company or any of its subsidiaries.

Sincerly,

Celanese AG


/s/ Claudio Sonder                           /s/ Andreas Pohlmann
-----------------------------------          -----------------------------------
Claudio Sonder                               Andreas Pohlmann
Chairman of the Board of Management          Chief Administrative Officer